Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Financial Position

		March 31,	December 31,
	Notes	2025	2024
Assets
Cash		$8,445	$22,106
Restricted cash		382	530
Amounts receivable	4	17,818	9,741
Inventory	5	36,434	47,538
Assets held for sale	6	-	7,613
Prepaid expenses		6,534	5,759
Total Current Assets		69,613	93,287
Other intangible assets	7	2,045	2,255
Inventory subject to return	19	12,804	12,804
Mine properties, plant and equipment	8	186,323	170,756
Vanadium assets		17,224	17,491
Deferred income tax asset	14(b)	26,253	22,075
Investment in associate	6	9,988	-
Total Non-current Assets		254,637	225,381
Total Assets		$324,250	$318,668
Liabilities
Liabilities held for sale	6	-	962
Accounts payable and accrued liabilities	9	39,463	31,270
Deferred revenue		2,568	3,889
Debt	10	78,365	74,780
Current portion of provisions		3,954	3,358
Total Current Liabilities		124,350	114,259
Long term debt	10	13,750	17,500
Provisions		2,175	2,043
Revenues subject to refund	19	13,638	13,638
Total Non-current Liabilities		29,563	33,181
Total Liabilities		153,913	147,440
Equity
Issued capital	11	412,988	412,988
Equity reserves	12	11,167	11,853
Accumulated other comprehensive loss		(125,323)	(133,527)
Deficit		(134,701)	(126,496)
Equity attributable to owners of the Company		164,131	164,818
Non-controlling Interest		6,206	6,410
Total Equity		170,337	171,228
Total Liabilities and Equity		$324,250	$318,668

Nature of operations and going concern	1
Commitments and contingencies	8, 17
Subsequent events	21

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 1

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended
		March 31,
	Notes	2025	2024

Revenues	19	$28,235	$42,187
Expenses
Operating costs	20	(42,477)	(49,707)
Professional, consulting and management fees		(3,476)	(4,214)
Foreign exchange gain (loss)		5,791	(911)
Other general and administrative expenses		(1,650)	(2,607)
Share-based payments	12	(110)	(290)
Finance costs	20	(2,151)	(1,812)
Interest income		121	306
Technology start-up costs		(130)	(736)
Write-down of vanadium assets		(267)	114
Exploration and evaluation costs		(44)	(643)
Gain on disposal of interest in subsidiary	6	5,179	-
Share of net loss from investment in associate	6	(842)	-
		(40,056)	(60,500)
Net loss before tax		$(11,821)	$(18,313)
Income tax expense	14(a)	(50)	(22)
Deferred income tax recovery	14(a)	2,666	5,329
Net loss		$(9,205)	$(13,006)
Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized gain (loss) on foreign currency translation		8,204	(5,684)
Comprehensive loss		$(1,001)	$(18,690)
Net loss attributable to:
Owners of the Company		$(9,001)	$(12,967)
Non-controlling interests		$(204)	$(39)
		$(9,205)	$(13,006)
Comprehensive loss attributable to:
Owners of the Company		$(797)	$(18,651)
Non-controlling interests		$(204)	$(39)
		$(1,001)	$(18,690)
Basic loss per Common Share	13	$(0.14)	$(0.20)
Diluted loss per Common Share	13	$(0.14)	$(0.20)
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	13	64,112	64,051
- Diluted	13	64,112	64,051

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 2

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

			Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2023	64,051	$412,295	$12,200	$(98,200)	$(77,643)	$7,147	$255,799
Share-based payments	-	-	22	-	268	-	290
Expiry of stock options	-	-	(544)	-	544	-	-
Currency translation adjustment	-	-	-	(5,684)	-	-	(5,684)
Net loss for the period	-	-	-	-	(12,967)	(39)	(13,006)
Balance at March 31, 2024	64,051	$412,295	$11,678	$(103,884)	$(89,798)	$7,108	$237,399

Balance at December 31, 2024	64,112	$412,988	$11,853	$(133,527)	$(126,496)	$6,410	$171,228
Share-based payments	-	-	(327)	-	437	-	110
Expiry of stock options	-	-	(359)	-	359	-	-
Currency translation adjustment	-	-	-	8,204	-	-	8,204
Net loss for the period	-	-	-	-	(9,001)	(204)	(9,205)
Balance at March 31, 2025	64,112	$412,988	$11,167	$(125,323)	$(134,701)	$6,206	$170,337

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 3

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Cash Flows

		Three Months ended
		March 31,
	Notes	2025	2024
Operating Activities
Net loss for the period		$(9,205)	$(13,006)
Depreciation		5,683	8,724
Share-based payments	12	110	290
Unrealized foreign exchange (gain) loss		(12,004)	639
Finance costs	20	2,151	1,812
Interest income		(121)	(306)
Write-down of inventory	5	11,580	4,080
Write-down of vanadium assets		267	(114)
Income tax expense	14(a)	50	22
Deferred income tax recovery	14(a)	(2,666)	(5,329)
Gain on disposal of interest in subsidiary	6	(5,179)	-
Share of net loss from investment in associate	6	842	-
Cash Used Before Working Capital Items		(8,492)	(3,188)
Change in amounts receivable		(7,591)	10,228
Change in inventory		6,469	7,920
Change in prepaid expenses		(424)	746
Changes in accounts payable and provisions		5,747	(140)
Change in deferred revenue		(1,321)	(740)
Net Cash (Used in) Provided by Operating Activities		(5,612)	14,826
Financing Activities	10
Receipt of debt		13,893	-
Repayment of debt	10	(14,058)	-
Interest paid		(1,374)	(1,520)
Interest received		61	299
Lease payments		-	(149)
Change in restricted cash		148	(5)
Net Cash Used in Financing Activities		(1,330)	(1,375)
Investing Activities
Mine properties, plant and equipment		(8,685)	(10,196)
Proceeds from disposal of interest in subsidiary	6	1,000	-
Net Cash Used in Investing Activities		(7,685)	(10,196)
Effect of foreign exchange on cash		966	(313)
Net Change in Cash		(13,661)	2,942
Cash position - beginning of the period		22,106	42,714
Cash Position - end of the period		$8,445	$45,656

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 4

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations and going concern

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's high-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the ramp up of its ilmenite concentrate plant and the newly established joint venture, Storion Energy LLC ("Storion"). While the Company's Maracás Menchen Mine is producing vanadium products, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business. In making the assessment that the Company is a going concern, management has taken into account all available information about the future, which is at least, but not limited to, 12 months from March 31, 2025.

The Company incurred a net loss of $9,205 for the three months ended March 31, 2025 (three months ended March 31, 2024 - $13,006) and had a working capital deficit (current assets less current liabilities) of $54,737 (December 31, 2024 - deficit of $20,972), which includes $78,365 in debt maturing within the next twelve months. The Company has experienced declining operating results and cash flows over the course of the last year as a result of declining vanadium prices and operational challenges. Since December 31, 2023, vanadium prices have declined by over 23%, which has a significant impact on the Company's cash flows. The Company has implemented changes to address underlying operating issues and announced an operational turnaround plan and additional cost optimization incentives at its Maracás Menchen Mine that the Company believes are required in order to generate positive cash flows from operating activities. There can be no assurance that these initiatives will be successful.

The Company will require additional sources of capital to repay its liabilities and fund operations. The Company is actively pursuing various alternatives to increase its liquidity and capital resources, including refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. There can be no assurance that the Company will be able to secure additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

Due to material uncertainties surrounding future vanadium prices, the Company achieving positive cash flows from operating activities within the next twelve months if current vanadium prices persist or decline, and the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months, it is not possible to predict the success of the Company's efforts in this regard. These factors indicate the existence of material uncertainties that cast substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2024.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 5

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on May 13, 2025.

3) Basis of preparation, material accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2024 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2024. There have been no significant changes to the areas of estimation and judgment during the three months ended March 31, 2025.

b) Material accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2024, with the exception of an additional accounting policy as included below.

Investment in associate

The Company's investment in an associate is accounted for using the equity method of accounting. An associate is an entity over which the Company has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Under the equity method, the investment is initially recognized at cost and adjusted thereafter to recognize the Company's share of the post-acquisition profits or losses of the investee in profit or loss, and its share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from the associate reduce the carrying amount of the investment.

When the Company's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of the associate unless the Company is contractually required to fund these additional losses.

The carrying amount of the investment in associate is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If impaired, the carrying amount of the investment is written down to its recoverable amount.

Unrealized gains and losses resulting from transactions between the Company and its associate are eliminated to the extent of the Company's interest in the associate.

The Company's share of its associate's post-acquisition results is shown on the face of the consolidated statement of income (loss) and other comprehensive income (loss), and its share of movements in reserves is recognized directly in equity.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 6

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

4) Amounts receivable

	March 31,	December 31,
	2025	2024
Trade receivables	$14,005	$5,471
Current taxes recoverable - Brazil	3,707	4,171
Current taxes recoverable - Other	51	71
Other receivables	55	28
Total	$17,818	$9,741

5) Inventory

	March 31,	December 31,
	2025	2024
Finished products - Vanadium	$22,511	$35,083
Finished products - Ilmenite	813	1,040
Work-in-process	1,059	606
Stockpiles	373	490
Warehouse materials	11,678	10,319
Total	$36,434	$47,538

During the three months ended March 31, 2025, the Company recognized a net realizable value write-down of $11,216 for vanadium finished products (three months ended March 31, 2024 - $4,185), $375 for ilmenite finished products (three months ended March 31, 2024 - reversal of $71) and a write-down reversal of $11 for warehouse materials (three months ended March 31, 2024 - $34).

6) Investment in associate

On January 31, 2025 (the "Closing date"), the Company, through its Largo Clean Energy ("LCE") subsidiary, and affiliates of Stryten Energy LLC ("Stryten") successfully closed the transaction for the establishment of Storion Energy, LLC ("Storion"). Key terms of the transaction:

• Each of LCE and Stryten contributed certain of their vanadium flow battery-related assets and liabilities to Storion;

• Stryten paid $1,000 directly to LCE and will contribute a total of $6,000 over time to Storion for the purpose of funding Storion's operations;

• LCE and Stryten each hold a 50% equity interest in Storion, with customary pre-emption rights and certain other anti-dilution protections;

• Board representation of Storion is generally proportional to ownership, with Stryten holding one additional seat so long as LCE and Stryten hold similar ownership interests; and

• Largo and Storion entered into a separate supply agreement providing Storion a right of first offer, subject to certain terms and conditions, to purchase vanadium products from Largo.

Immediately prior to the Closing Date, the Company's assets and liabilities that were previously classified as held for sale in accordance with IFRS 5 were contributed to Storion, which was 100% owned by LCE at that time. Stryten acquired a 50% interest in Storion upon contribution of the vanadium flow-battery related assets and liabilities and payment of $1,000, which occurred on the Closing Date.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 7

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The Company assessed that it no longer had control of Storion as of the Closing Date but retained significant influence. The Company is accounting for the retained investment as an investment in associate in accordance with IAS 28, Investments in Associates and Joint Ventures. In accordance with IAS 28, the fair value of the retained investment is the deemed cost of the investment in associate as at the Closing Date. A gain has been recognized in the consolidated statement of income (loss) and comprehensive income (loss), which is calculated as the difference between the Closing Date fair value of the retained investment and consideration received, and the carrying amount of the former subsidiary's net assets. The completion of the initial fair value allocation is pending the finalization of the fair value for intangible assets.

	March 31,	December 31,
	2025	2024
Fair value of retained investment	10,830	-
Cash proceeds received	1,000	-
Total consideration	$11,830	$-
Carrying amount of former subsidiary's net assets	(6,651)	-
Gain on disposal of interest in subsidiary	$5,179	$-

From January 31, 2025 to March 31, 2025 the Company recognized its share of the associate's loss of $842 in the consolidated statement of income (loss) and comprehensive income (loss).

Total
Balance at December 31, 2024	-
Additions	10,830
Share of loss in associate	$(842)
Balance at March 31, 2025	9,988

7) Other intangible assets

At March 31, 2025, the remaining estimated useful life of capitalized software costs was 2.75 years (December 31, 2024 - 3 years).

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2023	$4,366	$4,207	$8,573
Classified as held for sale (note 6)	(4,366)	-	(4,366)
Balance at December 31, 2024	$-	$4,207	$4,207
Balance at March 31, 2025	$-	$4,207	$4,207
Accumulated Depreciation
Balance at December 31, 2023	$1,310	$1,110	$2,420
Depreciation	218	842	1,060
Classified as held for sale	$(1,528)	$-	$(1,528)
Balance at December 31, 2024	$-	$1,952	$1,952
Depreciation	-	210	210
Balance at March 31, 2025	$-	$2,162	$2,162

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 8

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Intellectual
	Property	Software	Total
Net Book Value
At December 31, 2024	$-	$2,255	$2,255
At March 31, 2025	$-	$2,045	$2,045

8) Mine properties, plant and equipment

At March 31, 2025 and December 31, 2024, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, a third party receives a 2% NSR in the Maracás Menchen Mine.

	Building and Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total
Cost
Balance at December 31, 2023	$5,689	$346	$139,094	$240,061	$11,771	$396,961
Additions	1	-	13,666	10,492	14,429	38,588
Disposals	(10)	-	-	(4,664)	-	(4,674)
Assets held for sale (note 6)	(4,894)	-	-	(5,679)	-	(10,573)
Reclassifications	-	-	-	9,007	(9,007)	-
Effects of changes in foreign
exchange rates	(116)	(76)	(26,796)	(53,236)	(3,483)	(83,707)
Balance at December 31, 2024	$670	$270	$125,964	$195,981	$13,710	$336,595
Additions	-	-	6,726	282	1,653	8,661
Effects of changes in foreign exchange rates	33	21	8,044	15,368	1,105	24,571
Balance at March 31, 2025	$703	$291	$140,734	$211,631	$16,468	$369,827

Accumulated Depreciation
Balance at December 31, 2023	$2,455	$298	$49,734	$132,298	$-	$184,785
Depreciation	455	12	14,158	16,967	-	31,592
Disposals	(10)	-	-	(4,664)	-	(4,674)
Assets held for sale (note 6)	(2,365)	-	-	(2,401)	-	(4,766)
Effects of changes in foreign exchange rates	(71)	(67)	(10,608)	(30,352)	-	(41,098)
Balance at December 31, 2024	$464	$243	$53,284	$111,848	$-	$165,839
Depreciation	26	3	1,907	3,444	-	5,380
Effects of changes in foreign exchange rates	22	19	3,411	8,833	-	12,285
Balance at March 31, 2025	$512	$265	$58,602	$124,125	$-	$183,504

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 9

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Building and Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total

Net Book Value
At December 31, 2024	$206	$27	$72,680	$84,133	$13,710	$170,756
At March 31, 2025	$191	$26	$82,132	$87,506	$16,468	$186,323

Of the additions noted above, $8,661 related to the Mine Properties segment (year ended December 31, 2024 − $37,028) and $nil related to the Clean Energy segment (year ended December 31, 2024 − $34).

9) Accounts payable and accrued liabilities

	March 31,	December 31,
	2025	2024
Accounts payable	$29,501	$21,662
Accrued liabilities	5,790	6,228
Accrued financial costs	3,026	2,567
Other taxes	1,146	813
Total	$39,463	$31,270

10) Debt

	March 31,	December 31,
	2025	2024
Total debt	$92,115	$92,280

		Cash flows
	December 31,			March 31,
	2024	Proceeds	Repayment	2025
Total debt	$92,280	$13,893	$(14,058)	$92,115
Total liabilities from financing activities	$92,280	$13,893	$(14,058)	$92,115

		Cash flows
	December 31,			December 31,
	2023	Proceeds	Repayment	2024
Total debt	$75,000	$44,355	$(27,075)	$92,280

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 10

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Credit facilities

	Interest rate
	(p.a.)	Current	Non-current	Total
October 2022 facility	8.51%	$20,000	$-	$20,000
January 2023 facility	8.51%	$10,000	$-	$10,000
September 2023 facility	8.75%	$11,250	$3,750	$15,000
October 2023 facility	8.95%	$10,000	$10,000	$20,000
December 2023 facility	10.45%	$10,000	$-	$10,000
Working capital facility	9.00%	$9,235	$-	$9,235
Inventory financing facilities	See below	$7,880	$-	$7,880
		$78,365	$13,750	$92,115

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil and repaid in full an existing $15,000 facility. This new facility is for three years, with four equal principal repayments due semi- annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full an existing $20,000 facility.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a.. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate.

In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024. In August 2024, the Company received $1,799 from this facility and it was repaid in full in October 2024.

On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until December 31, 2025 for the receipt of funds and a further four months for the repayment of amounts received, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until June 30, 2026, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 11

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The Company received cash proceeds of $13,893 and made repayments of $14,058 in relation to the two inventory financing agreements above during Q1 2025.

11) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Three months ended		Year ended
	March 31, 2025		December 31, 2024
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	64,112	$412,988	64,051	$412,295
Exercise of restricted share units (note 12)	-	-	61	693
Balance, end of the period	64,112	$412,988	64,112	$412,988

12) Equity reserves

During the three months ended March 31, 2025, the Company recognized a net share-based payment expense related to the vesting and forfeiture of stock options and RSUs granted to the Company's directors, officers, employees and consultants of $110 (three months ended March 31, 2024 - expense recovery of $290). The total share-based payment amount was charged to operations.

	RSUs		Options				Warrants
					Weighted				Weighted
					average				average
					exercise				exercise		Total
	Number	Value	Number		price	Value	Number		price	Value	value
December 31, 2023	217	$830	890	C$	10.08	$4,649	328	C$	13.00	$6,721	$12,200
Granted[1]	-	308	1,618		2.51	1,504	-		-	-	1,812
Exercised	(83)	(693)	-		-	-	-		-	-	(693)
Expired	-	-	(32)		(30.40)	(544)	-		-	-	(544)
Forfeited	(64)	(205)	(332)		(6.22)	(717)	-		-	-	(922)
December 31, 2024	70	$240	2,144	C$	4.66	$4,892	328	C$	13.00	$6,721	$11,853
Granted[1]	-	47	-		-	187	-		-	-	234
Expired	-	-	(107)		(6.70)	(359)	-		-	-	(359)
Forfeited	(3)	(14)	(262)		(5.57)	(547)	-		-	-	(561)
March 31, 2025	67	$273	1,775	C$	4.41	$4,173	328	C$	13.00	$6,721	$11,167

1. Value includes amounts relating to all outstanding grants.

a. Stock options

The remaining weighted average contractual life of options outstanding at March 31, 2025 was 3.8 years (December 31, 2024 - 3.8 years).

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 12

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

			Weighted		Weighted		Weighted
			average		average		average
	No.	No.	remaining		exercise		grant date
Range of prices	outstanding	exercisable	life (years)		price		share price
C$ 2.51 - 5.00	1,330	688	4.3	C$	2.51	C$	2.51
5.01 - 10.00	310	217	2.9		6.80		6.80
15.01 - 19.52	135	124	1.5		17.59		17.59
	1,775	1,029		C$	4.41

During the three months ended March 31, 2025, the Company granted nil (year ended December 31, 2024 - 1,618) stock options.

b. Warrants

No.		Grant	Expiry		Exercise
outstanding	No. exercisable	Date	Date		price
328	328	12/07/20	12/08/25	C$	13.00
328	328			C$	13.00

13) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 2,170 for the three months ended March 31, 2025 (three months ended March 31, 2024 - 1,315).

14) Taxes

a) Tax recovery

	Three months ended
	March 31,	March 31,
	2025	2024
Income tax expense	$(50)	$(22)
Deferred income tax recovery	2,666	5,329
Total	$2,616	$5,307

b) Changes in deferred tax assets and liabilities

	Three months
	ended	Year ended
	March 31,	December 31,
	2025	2024
Net deferred income tax asset, beginning of the period	$22,075	$7,495
Deferred income tax recovery	2,666	17,867
Effect of foreign exchange	1,512	(3,287)
Net deferred income tax asset, end of the period	$26,253	$22,075

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 13

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	March 31,	December 31,
	2025	2024
Deferred income tax asset	$26,253	$22,075
Net deferred income tax asset	$26,253	$22,075

15) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Their remuneration was as follows:

	Three months ended
	March 31,	March 31,
	2025	2024
Short-term benefits	$376	$531
Share-based payments	47	132
Total	$423	$663

Refer to note 17 for additional commitments with management.

16) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), clean energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 14

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended March 31, 2025

Revenues	$23,936	$13,811	$11,033	$-	$-	$(20,545)	$28,235

Operating costs	(23,306)	(24,924)	(10,686)	-	-	16,439	(42,477)
Professional, consulting and management fees	(544)	(535)	(1,405)	(735)	(257)	- [1]	(3,476)
Foreign exchange (loss) gain	(17)	5,790	8	-	10	-	5,791
Other general and administrative expenses	(86)	(526)	(829)	(79)	(42)	(88) [1]	(1,650)
Share-based payments	-	-	(110)	-	-	-	(110)
Finance costs	(255)	(1,856)	(16)	(2)	(19)	(3) [1]	(2,151)
Interest income	60	2	59	-	-	-	121
Technology start-up costs	-	-	-	(130)	-	-	(130)
Write-down of vanadium assets	-	-	-	-	(267)	-	(267)
Exploration and evaluation costs	-	(40)	-	-	-	(4) [2]	(44)
Gain on disposal of interest in subsidiary	-	-	-	5,179	-	-	5,179
Share of net loss from investment in associate	-	-	-	(842)	-	-	(842)
	(24,148)	(22,089)	(12,979)	3,391	(575)	16,344	(40,056)
Net loss before tax	(212)	(8,278)	(1,946)	3,391	(575)	(4,201)	(11,821)
Income tax expense	(50)	-	-	-	-	-	(50)
Deferred income tax recovery (expense)	-	2,738	(72)	-	-	-	2,666
Net loss	$(262)	$(5,540)	$(2,018)	$3,391	$(575)	$(4,201)	$(9,205)
Revenues (after inter-segment eliminations)	23,516	3,898	821	-	-	-	28,235
At March 31, 2025
Total non-current assets	$12,832	$189,055	$19,272	$10,038	$18,058	$5,382	$254,637
Total assets	$49,654	$223,367	$27,520	$10,542	$18,759	$(5,592)[3]	$324,250
Total liabilities	$27,665	$121,703	$11,683	$5,128	$666	$(12,932)[4]	$153,913

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $10,991 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $5,396 and E&E properties total assets of $3.

4. Inter-segment transaction elimination of $13,038 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $106 and E&E properties total liabilities of $nil.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 15

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other	Total
Three months ended March 31, 2024
Revenues	$34,803	$21,700	$15,269	$-	$-	$(29,585)	$42,187
Operating costs	(29,514)	(34,681)	(14,783)	-	-	29,271	(49,707)
Professional, consulting and management fees	(420)	(462)	(1,862)	(1,322)	(146)	(2)	(4,214)
Foreign exchange loss	(13)	(868)	(16)	(12)	(2)	-	(911)
Other general and administrative expenses	(177)	(770)	(619)	(859)	(45)	(137) [1]	(2,607)
Share-based payments	-	-	(290)	-	-	-	(290)
Finance costs	(5)	(1,922)	156	(11)	(21)	(9) [1]	(1,812)
Interest income	14	102	183	-	7	-	306
Technology start-up costs	-	-	-	(736)	-	-	(736)
Write-down of vanadium assets	-	-	-	-	114	-	114
Exploration and evaluation costs	-	(642)	-	-	-	(1) [2]	(643)
	(30,115)	(39,243)	(17,231)	(2,940)	(93)	29,122	(60,500)
Net income (loss) before tax	4,688	(17,543)	(1,962)	(2,940)	(93)	(463)	(18,313)
Income tax expense	(22)	-	-	-	-	-	(22)
Deferred income tax recovery (expense)	-	5,498	(169)	-	-	-	5,329
Net income (loss)	$4,666	$(12,045)	$(2,131)	$(2,940)	$(93)	$(463)	$(13,006)
Revenues (after inter-segment eliminations)	$34,803	$7,169	$215	$-	$-	$-	$42,187
At December 31, 2024
Total non-current assets	$12,832	$169,553	$19,622	$58	$18,325	$4,991	$225,381
Total assets	$53,827	$212,967	$36,194	$8,691	$19,200	$(12,211)[3]	$318,668
Total liabilities	$31,704	$113,557	$18,095	$6,826	$513	$(23,255)[4]	$147,440

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(17,222) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $5,007 and E&E properties total assets of $4.

4. Inter-segment transaction elimination of $(23,356) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $101.

17) Commitments and contingencies

At March 31, 2025, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $983 and all payable within one year. These contracts also require that additional payments of up to approximately $1,304 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 16

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products the third party produces. The first delivery occurred in December 2023 and the Company is committed to the purchase of 454 tonnes of V2O5 the third party produces in 2025, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under four leases of office space which expire between May 31, 2025 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $84, including $48 due within one year.

At the Company's Maracás Menchen Mine the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of March 31, 2025 of $3,985. At Largo Clean Energy this is $63.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. Following a further ruling in late 2024 from a higher court in Brazil regarding interest and other payment terms, at March 31, 2025, the Company recognized a provision of R$18,174 ($3,165) in the current portion of provisions (December 31, 2024 - $2,593). At March 31, 2025, the Company recognized a total provision of $3,653 for legal proceedings (December 31, 2024 - $3,060), including a provision of $488 (December 31, 2024 - $466) for labour matters.

The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

18) Financial instruments

Financial assets and financial liabilities at March 31, 2025 and December 31, 2024 were as follows:

	March 31,	December 31,
	2025	2024
Cash	$8,445	$22,106
Restricted cash	382	530
Trade and other receivables	14,060	5,499
Accounts payable and accrued liabilities (including non-current)	39,463	31,270
Total debt	92,115	2,280

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 17

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the unaudited condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities, excluding the inventory financing facilities, are predominantly classified as current liabilities, were secured at interest rates consistent with the rates seen at March 31, 2025 and without any debt issuance costs and thus the carrying amount approximates fair value. Drawdowns on the inventory financing facilities are for a maximum of 100 days and therefore, their carrying amount approximates fair value because of this limited term.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2024. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $14,005, $1,648 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At March 31, 2025, no amounts are past due and in the three months ended March 31, 2025, the Company has not experienced any credit losses. At March 31, 2025, the loss allowance for trade receivables was determined to be $nil (December 31, 2024 - $nil). There have been no write offs of trade receivables.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 18

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at March 31, 2025 for its financial liabilities with agreed repayment periods.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 9)	$39,463	$-	$-	$-
Debt (note 10)	24,615	53,750	13,750	-
Commitments (note 17)	4,563	515	34	3
Total	$68,641	$54,265	$13,784	$3

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $8,445 (December 31, 2024 - $22,106). Refer to note 17 for other commitments and contingencies and to note 1, nature of operations and going concern.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At March 31, 2025, the Company's two inventory financing facilities were the only debt that is subject to floating interest rates. At March 31, 2025, the total outstanding balance on these two inventory financing facilities was $7,880, with interest rates at March 31, 2025 of 7.33% and 7.45% p.a. Drawdowns on these facilities are for a maximum period of 100 days and accordingly, any interest rate variations would not have a significant impact.

Foreign currency risk

At March 31, 2025, the Company's outstanding debt is 90% denominated in U.S. dollars and 10% denominated in Brazilian reals (December 31, 2024 - 90% denominated in U.S. dollars and 10% denominated in Brazilian reals).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At March 31, 2025, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros, and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at March 31, 2025 by approximately $19. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $14 and would affect the value of Brazilian real debt balances by approximately $440. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of U.S. dollar denominated debt balances by $3,750.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 19

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

19) Revenues

In the three months ended March 31, 2025, the Company's revenues were from transactions with multiple customers, including two customers who each represented more than 10% of revenues. Revenues with these customers in Q1 2025 were $4,193 and $3,547 (all included in the Sales & trading segment).

In the three months ended March 31, 2024, the Company's revenues include transactions with two customers who each represented more than 10% of revenues. Total revenues with each of these two customers were $12,360 (included in the Sales & trading segment) and $4,751 (included across both the Sales & trading and Mine properties segments) in the three months ended March 31, 2024.

At December 31, 2024, in connection with a sales contract that is accounted for as a sale with a right of return, the Company recognized a refund liability, revenues subject to refund, for $13,638 and a right to recover goods asset, inventory subject to return, of $12,804. The likelihood of the repurchase option (the right of return) being elected is dependent on the market price of V2O5, which is subject to market uncertainty outside of the Company's control. It was concluded that it was not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. There has been no change to this assessment at March 31, 2025.

	Three months ended
	March 31,	March 31,
	2025	2024
V2O5 revenues
Produced products	$12,133	$21,558
Purchased products	-	988
	12,133	22,546
V2O3 revenues
Produced products	$1,296	$6,203
	1,296	6,203
FeV revenues
Produced products	$11,712	$12,249
Purchased products	2,356	1,120
	14,068	13,369
Vanadium sales from contracts with customers	$27,497	$42,118
Ilmenite sales from contracts with customers	738	69
	$28,235	$42,187

20) Expenses

	Three months ended
	March 31,	March 31,
	2025	2024
Finance costs:
Interest expense and fees	$2,122	$1,717
Interest on lease liabilities	-	11
Accretion	29	84
	$2,151	$1,812

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 20

Largo Inc. Expressed in thousands / 000's of U.S. dollars and shares (except per share information) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended
	March 31,	March 31,
	2025	2024
Operating costs:
Direct mine and production costs	$15,593	$29,939
Conversion costs	2,991	2,023
Product acquisition costs	2,357	2,050
Royalties	1,072	1,673
Distribution costs	1,577	1,818
Vanadium and warehouse materials inventory write-down (note 5)	11,205	4,080
Depreciation and amortization	5,462	8,077
Ilmenite costs and write-down (note 5)	2,220	47
	$42,477	$49,707

21) Subsequent events

Debt

Subsequent to March 31, 2025, the Company extended the term of its R$50,000 working capital facility (note 10)for a further 120 days with no change in the interest rate. In addition, the Company extended the due date of the first principal payment on its September 2023 facility (note 10) from May until August 2025.

Receivables factoring

Subsequent to March 31, 2025, the Company signed a letter of intent for a revolving credit facility of up to $10,000 for the factoring of approved receivables. Under the terms of this agreement, the lender is entitled to a hold-back of $1,000, which can be settled through applying a hold-back equal to 10% of the factored invoices. In addition, the lender will receive a monthly custodial fee equal to 0.50% of the outstanding factored invoices. Subject to lender approval, the facility limit may increase based on performance and approved receivables. Any loan or other extension of credit granted is subject to the successful completion of due diligence procedures and definitive loan documents and the lender reserves the right to approve or deny the loan in its sole discretion

Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2025 and 2024 21